Exhibit 2

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS FIRST QUARTER 2006 RESULTS

        LOD, Israel, Thursday, July 20, 2006 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today reported its financial results for the first quarter ended March 31, 2006.

        Revenues from product sales and services were approximately $18.8 million in the first quarter of 2006, a 2.2% increase compared to revenues of $18.4 million in the first quarter of 2005.

        The gross margin in the first quarter of 2006 was 33.6% compared to 35.2% in the first quarter of 2005.

        Operating income in the first quarter of 2006 was $11 thousand and net income was $53 thousand. Operating loss and net loss in the first quarter of 2005 were $0.4 million and $1.4 million, respectively. Net income in the first quarter of 2006 includes, for the first time, stock-based compensation expense related to NUR’s adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment,” in the amount of $0.3 million.

        The increase in cash balance is attributed to the second installment of $5 million paid by investors led by Fortissimo Capital Fund GP, LP, associated with their previously reported investment in NUR.

        The balance of long-term loans as of March 31, 2006, includes $5 million that is related to non-interest bearing three-year subordinated notes, which are payable only on occurrence of certain events of liquidation, and accrued interest on the restructured debt in the amount of $10.0 million. Future interest on the restructured debt will be recorded as a reduction to accrued interest and not as interest expense charges.

– more –

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

CONTACT:	NUR Macroprinters Ltd.
Yossy Zylberberg
COO & CFO
+972 (8) 9145446
yossyz@nur.com

– tables to follow –

NUR MACROPRINTERS LTD.
Balance Sheets
U.S. dollars in thousands

	March 31, 2006 (unaudited)	December 31, 2005

Current assets :
Cash and cash equivalents	$11,353	$9,296
Short-term restricted cash	2,162	158
Trade receivables, net	9,858	7,316
Other accounts receivable and prepaid expenses	3,582	4,121
Inventories	13,652	13,137

Total current assets	40,607	34,028

Long-term receivables and deposits
Long-term prepaid expenses	335	327
Severance pay fund	855	876

	1,190	1,203

Property, plant and equipment, net	4,605	4,636

Other intangible assets, net	168	209

Total assets	$46,570	$40,076

Liabilities and shareholders' deficiency
Current liabilities :
Short-term bank credit and loans	$10,966	$10,838
Current maturities of long-term loans	181	110
Trade payables	12,320	10,237
Deferred revenues	4,212	4,739
Other accounts payable and accrued expenses	11,687	11,548

Total current liabilities	39,366	37,472

Long-term liabilities :
Long-term loans, net of current maturities (including accrued interest of $10,036 and $10,364 and Note to related parties of
$5,000 and $5,000 in March 31, 2006 and December 31, 2005,
respectively)	27,687	28,023
Long-term obligations to government authorities	766	927
Accrued severance pay	1,245	1,208

	29,698	30,158

Shareholders' deficiency :
Share capital	13,629	13,629
Additional paid in capital	60,735	60,582
Note receivable from shareholders	(2,000)	(7,000)
Deferred stock compensation	-	(77)
Accumulated other comprehensive loss	(713)	(490)
Accumulated deficit	(94,145)	(94,198)

Total shareholders' deficiency	(22,494)	(27,554)

Total liabilities and shareholders' deficiency	46,570	40,076

NUR MACROPRINTERS LTD.
Condensed Consolidated Statements of Operations
U.S. dollars in thousands

	Three months ended
	March 31, 2006 (unaudited)	March 31, 2005 (unaudited)

Revenues	$18,775	$18,438

Cost of revenues	12,462	11,942

Gross profit	6,313	6,496

Research and development expenses	1,353	1,853
Selling, marketing and general and administrative expenses	4,949	5,054

Total operating expenses	6,302	6,907

Operating income (loss)	11	(411)

Financial and other income (expenses) net	69	(989)
Taxes on income	(27)	0

Net income (loss)	$53	$(1,400)